Exhibit 99.1

Materialise Reports Second Quarter 2024 Results

LEUVEN, Belgium--(BUSINESS WIRE)—July 31, 2024 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2024.

Highlights – Second Quarter 2024

•	Total revenue increased 6.2% to 68,797 kEUR compared to 64,810 kEUR for the second quarter of 2023.

•	Gross profit as a percentage of revenue for the second quarter of 2024 was 57.0%, in line with 57.2% for the corresponding 2023 period.

•	Adjusted EBIT increased to 3,872 kEUR for the second quarter of 2024 from (597) kEUR for the 2023 period, while Adjusted EBITDA increased to 9,188 kEUR for the second quarter of 2024 from 4,755 kEUR for the 2023 period.

•	Net profit for the second quarter of 2024 was 3,875 kEUR, or 0.07 EUR per diluted share, compared to (494) kEUR, or (0.01) EUR per diluted share, for the corresponding 2023 period.

CEO Brigitte de Vet-Veithen commented, “In the second quarter of 2024 Materialise continued on its growth path, generating record-high quarterly revenue of 68,797 kEUR. This represents growth of more than 6% compared to an already strong second quarter in 2023. We are especially pleased that all three of our business segments reported increased revenue. Materialise Medical turned in another strong performance, growing by 13%, while also Materialise Software and Materialise Manufacturing posted higher revenues. This solid topline performance enabled us to intensify our investments while maintaining net profitability. In another step forward, in July 2024 we acquired FEops, a Belgian company that develops AI-driven simulation technology to improve procedure efficiency and clinical outcomes for structural heart interventions. The acquisition positions Materialise to advance the personalized treatment of patients with heart diseases.”

Second Quarter 2024 Results

Total revenue for the second quarter of 2024 increased 6.2% to 68,797 kEUR from 64,810 kEUR for the second quarter of 2023. Adjusted EBIT increased to 3,872 kEUR for the second quarter of 2024 from (597) kEUR for the 2023 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the second quarter of 2024 was 5.6%, compared to (0.9)% for the second quarter of 2023. Adjusted EBITDA increased to 9,188 kEUR for the second quarter of 2024 from 4,755 kEUR for the 2023 period.

Revenue from our Materialise Medical segment increased 12.8% to 28,141 kEUR for the second quarter of 2024 compared to 24,945 kEUR for the same period in 2023. Segment Adjusted EBITDA amounted to 8,199 kEUR for the second quarter of 2024 compared to 2,683 kEUR while the segment Adjusted EBITDA margin was 29.1% compared to 10.8% for the second quarter of 2023.

Revenue from our Materialise Software segment increased 1.8% to 11,226 kEUR for the second quarter of 2024 from 11,030 kEUR for the same quarter last year. Segment Adjusted EBITDA decreased to 1,374 kEUR from 1,973 kEUR while the segment Adjusted EBITDA margin was 12.2% compared to 17.9% for the corresponding prior-year period reflecting the impact of increased development investments.

Revenue from our Materialise Manufacturing segment increased 2.1% to 29,429 kEUR for the second quarter of 2024 from 28,835 kEUR for the second quarter of 2023. Segment Adjusted EBITDA amounted to 2,416 kEUR compared to 2,708 kEUR for last year’s same period, while the segment Adjusted EBITDA margin was 8.2% compared to 9.4% for the second quarter of 2023.

Gross profit was 39,227 kEUR for the second quarter of 2024 compared to 37,047 kEUR for the same period last year, while gross profit as a percentage of revenue remained stable at 57.0% compared to 57.2% for the second quarter of 2023.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased in the aggregate by 10.4% to 36,631 kEUR for the second quarter of 2024 from 33,176 kEUR for the second quarter of 2023.

Net other operating income was 1,205 kEUR compared to (4,468) kEUR for the second quarter of 2023.

Operating result amounted to 3,801 kEUR compared to (597) kEUR for the second quarter of 2023.

Net financial result was 1,033 kEUR compared to 635 kEUR for the second quarter of 2023.

The second quarter of 2024 contained income tax expenses of (959) kEUR, compared to (532) kEUR in the second quarter of 2023.

As a result of the above, net result for the second quarter of 2024 was 3,875 kEUR, compared to (494) kEUR for the same period in 2023. Total comprehensive income for the second quarter of 2024, which includes exchange differences on translation of foreign operations, was 3,093 kEUR compared to 140 kEUR for the corresponding 2023 period.

At June 30, 2024, we had cash and cash equivalents of 125,492 kEUR compared to 127,573 kEUR at December 31, 2023. Gross debt amounted to 57,968 kEUR, compared to 64,398 kEUR at December 31, 2023. As a result, our net cash position (cash and cash equivalents less gross debt) was 67,524 kEUR, an increase of 4,349 kEUR compared to December 31, 2023.

Cash flow from operating activities for the second quarter of 2024 was 8,400 kEUR compared to 775 kEUR for the same period in 2023. Total cash out from capital expenditures for the second quarter of 2024 amounted to 8,459 kEUR.

Net shareholders’ equity at June 30, 2024 was 243,140 kEUR compared to 236,594 kEUR at December 31, 2023.

2024 Guidance

Mrs. de Vet-Veithen concluded, “Given the strength of our operational performance half-way through 2024 we believe that we are well on track to deliver the growth targets we set earlier. Accordingly, we continue to expect to report consolidated revenue for the full fiscal year 2024 within the 265,000 to 275,000 kEUR range we communicated earlier. We are also maintaining our Adjusted EBIT guidance of 11,000 kEUR to 14,000 kEUR for fiscal year 2024.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0705, the reference rate of the European Central Bank on June 28, 2024.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2024 on Wednesday, July 31, 2024, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BI718bb17ca997447a95a1485df6eef011

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise incorporates over 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed conflicts in the Middle East and Ukraine and governmental responses thereto, inflation, increased labor, energy and materials costs), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In '000	2024	2024	2023	2024	2023
	U.S.$	€	€	€	€
Revenue	73,647	68,797	64,810	132,434	130,702
Cost of Sales	(31,654)	(29,570)	(27,764)	(57,270)	(56,814)
Gross Profit	41,992	39,227	37,047	75,164	73,888
Gross profit as % of revenue	57.0%	57.0%	57.2%	56.8%	56.5%

Research and development expenses	(11,872)	(11,090)	(9,489)	(21,322)	(18,506)
Sales and marketing expenses	(16,738)	(15,636)	(14,159)	(30,234)	(28,459)
General and administrative expenses	(10,603)	(9,905)	(9,528)	(19,214)	(18,573)
Net other operating income (expenses)	1,290	1,205	(4,468)	1,994	(3,948)
Operating (loss) profit	4,069	3,801	(597)	6,387	4,402

Financial expenses	(1,543)	(1,441)	(670)	(2,239)	(2,045)
Financial income	2,649	2,474	1,305	4,783	2,114
(Loss) profit before taxes	5,175	4,834	38	8,930	4,471

Income Taxes	(1,026)	(959)	(532)	(1,469)	(1,249)
Net (loss) profit for the period	4,149	3,875	(494)	7,461	3,221
Net (loss) profit attributable to:	-
The owners of the parent	4,156	3,882	(488)	7,474	3,234
Non-controlling interest	(7)	(7)	(6)	(13)	(13)

Earning per share attributable to owners of the parent
Basic	0.07	0.07	(0.01)	0.13	0.05
Diluted	0.07	0.07	(0.01)	0.13	0.05

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,067	59,067	59,067	59,077	59,070

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2024	2024	2023	2024	2023
	U.S.$	€	€	€	€
Net profit (loss) for the period	4,149	3,875	(494)	7,461	3,221
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(838)	(783)	634	(1,056)	1,242
Other comprehensive income (loss), net of taxes	(838)	(783)	634	(1,056)	1,242
Total comprehensive income (loss) for the year, net of taxes	3,311	3,093	140	6,406	4,463
Total comprehensive income (loss) attributable to:
The owners of the parent	3,318	3,100	144	6,419	4,473
Non-controlling interests	(8)	(7)	(4)	(14)	(10)

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000€	2024	2023
Assets
Non-current assets
Goodwill	43,286	43,158
Intangible assets	29,119	31,464
Property, plant & equipment	102,424	95,400
Right-of-Use assets	8,238	8,102
Deferred tax assets	2,699	2,797
Investments in convertible loans	3,868	3,744
Other non-current assets	6,462	5,501
Total non-current assets	196,096	190,166
Current assets
Inventories	17,846	17,034
Trade receivables	49,655	52,698
Other current assets	8,545	9,160
Cash and cash equivalents	125,492	127,573
Total current assets	201,538	206,465
Total assets	397,635	396,630

	As of June 30,	As of December 31,
In 000€	2024	2023
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	234,084	233,942
Retained earnings and other reserves	4,635	(1,783)
Equity attributable to the owners of the parent	243,206	236,646
Non-controlling interest	(66)	(53)
Total equity	243,140	236,594
Non-current liabilities
Loans & borrowings	27,576	33,582
Lease liabilities	5,587	5,333
Deferred tax liabilities	3,424	3,725
Deferred income	7,302	10,701
Other non-current liabilities	947	1,745
Total non-current liabilities	44,836	55,086
Current liabilities
Loans & borrowings	22,219	22,873
Lease liabilities	2,586	2,610
Trade payables	23,764	21,196
Tax payables	2,903	1,777
Deferred income	42,455	40,791
Other current liabilities	15,732	15,703
Total current liabilities	109,659	104,950
Total equity and liabilities	397,635	396,630

Consolidated statement of cash flows (Unaudited)

	for the six months ended June 30,
In 000€	2024	2023
Operating activities
Net (loss) profit for the period	7,461	3,221
Non-cash and operational adjustments	10,203	11,403
Depreciation of property plant & equipment	7,539	7,364
Amortization of intangible assets	3,204	3,334
Share-based payment expense	142	-
Loss (gain) on disposal of intangible assets and property, plant & equipment	(77)	(106)
Movement in provisions	191	(591)
Movement reserve for bad debt and slow moving inventory	272	272
Financial income	(4,762)	(2,095)
Financial expense	2,241	2,055
Impact of foreign currencies	(10)	(84)
(Deferred) income taxes	1,462	1,254
Working capital adjustments	(574)	(3,336)
Decrease (increase) in trade receivables and other receivables	3,134	4,269
Decrease (increase) in inventories and contracts in progress	(1,029)	81
Increase (decrease) in deferred revenue	(1,768)	(1,772)
Increase (decrease) in trade payables and other payables	(911)	(5,914)
Income tax paid & Interest received	1,280	531
Net cash flow from operating activities	18,370	11,818

	for the six months ended June 30,
In 000€	2024	2023
Investing activities
Purchase of property, plant & equipment	(10,475)	(4,333)
Purchase of intangible assets	(814)	(1,056)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	-	218
Acquisition of subsidiary (net of cash)	185	-
Net cash flow used in investing activities	(11,104)	(5,172)
Financing activities
Repayment of loans & borrowings	(6,841)	(8,617)
Repayment of leases	(1,517)	(1,744)
Interest paid	(800)	(891)
Other financial income (expense)	169	(33)
Net cash flow from (used in) financing activities	(8,989)	(11,285)
Net increase/(decrease) of cash & cash equivalents	(1,723)	(4,638)
Cash & Cash equivalents at the beginning of the year	127,573	140,867
Exchange rate differences on cash & cash equivalents	(358)	57
Cash & cash equivalents at end of the period	125,492	136,285

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	3,875	(494)	7,461	3,221
Income taxes	959	532	1,469	1,249
Financial expenses	1,441	670	2,239	2,045
Financial income	(2,474)	(1,305)	(4,783)	(2,114)
EBIT	3,801	(597)	6,387	4,402
Share-based compensation expense (1)	71	-	142	-
Adjusted EBIT	3,872	(597)	6,529	4,402

(1) Share-based compensation expense represents the cost of equity-settled payments to employees.

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	3,875	(494)	7,461	3,221
Income taxes	959	532	1,469	1,249
Financial expenses	1,441	670	2,239	2,045
Financial income	(2,474)	(1,305)	(4,783)	(2,114)
Depreciation and amortization	5,316	5,353	10,754	10,664
EBITDA	9,117	4,755	17,141	15,066
Share-based compensation expense (1)	71	-	142	-
Adjusted EBITDA	9,188	4,755	17,283	15,066

(1) Share-based compensation expense represents the cost of equity-settled payments to employees.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended June 30, 2024
Revenues	28,141	11,226	29,429	68,797	0	68,797
Segment (adj) EBITDA	8,199	1,374	2,416	11,990	(2,802)	9,188
Segment (adj) EBITDA %	29.1%	12.2%	8.2%	17.4%		13.4%
For the three months ended June 30, 2023
Revenues	24,945	11,030	28,835	64,810	0	64,810
Segment (adj) EBITDA	2,683	1,973	2,708	7,364	(2,608)	4,755
Segment (adj) EBITDA %	10.8%	17.9%	9.4%	11.4%		7.3%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the six months ended June 30, 2024
Revenues	54,324	21,665	56,445	132,434	0	132,434
Segment (adj) EBITDA	16,120	2,464	3,947	22,531	(5,248)	17,283
Segment (adj) EBITDA %	29.7%	11.4%	7.0%	17.0%		13.1%
For the six months ended June 30, 2023
Revenues	49,265	22,381	59,056	130,702	0	130,702
Segment (adj) EBITDA	10,035	4,409	5,906	20,350	(5,285)	15,066
Segment (adj) EBITDA %	20.4%	19.7%	10.0%	15.6%		11.5%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	3,875	(494)	7,461	3,221
Income taxes	959	532	1,469	1,249
Financial cost	1,441	670	2,239	2,045
Financial income	(2,474)	(1,305)	(4,783)	(2,114)
Operating (loss) profit	3,801	(597)	6,387	4,402
Depreciation and amortization	5,316	5,353	10,754	10,664
Corporate research and development	955	737	1,763	1,459
Corporate headquarter costs	2,601	2,576	5,083	5,238
Other operating income (expense)	(682)	(705)	(1,456)	(1,412)
Segment adjusted EBITDA	11,990	7,364	22,531	20,350